

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 2, 2008

Via U.S. mail and facsimile

Mr. Robert W. Raiford
Chief Financial Officer
Englobal Corporation
654 Sam Houston Highway, Suite 400
Houston, Texas 77060

RE: Form 10-K/A for the fiscal year ended December 31, 2006
        Form 10-Q for the period ended September 30, 2007
            File No. 1-14217

Dear Mr. Raiford:

We have reviewed your response letter dated December 17, 2007 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2006

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.

Note 2. Summary of Significant Accounting Policies, page 50

Goodwill, page 54

2. We note your response to prior comment 4. Given the various changes that you have made to your goodwill impairment analysis since your previous response, please provide us with your complete analysis for all reported goodwill as of December 31, 2006 in a similar manner to Exhibit A of your response dated August 27, 2007.

3. You state that the estimated value of your systems unit based on your revised valuation analysis as of December 31, 2006 was $20 million. It is unclear how you arrived at this amount based on Exhibit D to your response dated December 17, 2007. Please clarify.

4. The financial information provided in Note 8 of your Form 10-Q for the quarter ended September 30, 2007 indicates that you continue to record operating losses in the Systems segment in 2007. In light of this, please help us understand how you are arriving at the projected EBITDA amounts included in your analysis. Please tell us the historical EBITDA amounts related to this entity for the nine months ended September 30, 2007.

5. We remind you that paragraph 25 of SFAS 142 states that use of multiples would not be appropriate in situations in which the operations or activities of an entity for which the multiples are known are not of a comparable nature, scope, or size as the reporting unit for which fair value is being estimated. Please help us understand how you determined the three companies you chose were comparable in light of the significant differences in size. Specifically, you reported revenues for the systems segment of approximately $25 million in 2006 and approximately $16 million for the nine months ended September 30, 2007. Your analysis in Exhibit D shows revenues for Honeywell, Inc. and The ABB Group to be approximately $24 to $25 billion as well as the revenues of Powell Industries to be approximately $410 million. Please advise.

Note 18 – Segment Information, page 71

6. We note your response to prior comment 7. Your response states that you will present four reportable segments in your Form 10-K for the year ended December 31, 2007 as a result of organizational and internal managerial reporting changes during the fourth quarter of 2007. Please address the following:
   • Please tell us what you consider to be your operating segments beginning with the fourth quarter of 2007 under paragraph 10 of SFAS 131 and explain why. If you are aggregating any operating segments, please tell us how you determined that each of your operating segments have similar economic characteristics as required by paragraph 17 of SFAS 131 for aggregation. In doing so, please address any apparent differences in economic characteristics and trends between each segment

being aggregated. Please provide us with your key metrics used in your
quantitative analysis for each of the last five fiscal years, the most recent interim
periods, and each subsequent year and interim period for which you have
budgeting information. Please ensure that you also show the dollar and
percentage changes from period to period in your analysis. Please include
detailed explanations for any apparent differences in economic characteristics and
trends for a given operating segment when compared to another operating
segment for a given period or over several periods. Explain why each of these
differences would not be considered an indication of differences in economic
characteristics between the two operating segments and your basis for concluding
that each difference is temporary. Refer to paragraphs 17 and 18 of SFAS 131;
EITF 04-10; and Question 8 of the FASB Staff Implementation Guide for SFAS
131;

- Please tell us which legal entities will be included in each of the four segments;
- Please provide us with the financial information provided to your CODM and
  Board of Directors for the fourth quarter of 2007, if available; and
- Please provide us with a draft version of the segment note to be included in your
  Form 10-K for the year ended December 31, 2007.

FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2007

Management's Discussion and Analysis

Overview of Systems Segment, page 28

7. We note your response to prior comment 11. In a similar manner to your response,
    please disclose the different reasons why salaries and related expenses decreased.
    Your explanation should quantify each of the factors leading to the decrease and
    further explain why certain salary amounts were moved out of the systems segment
    into direct costs variable and corporate SG&A.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will
provide us with a response. Please provide us with a supplemental response letter that
keys your responses to our comments and provides any requested supplemental
information. Detailed letters greatly facilitate our review. Please file your supplemental
response on EDGAR as a correspondence file. Please understand that we may have
additional comments after reviewing your responses to our comments.

     If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

                                 Sincerely,

                                 Rufus Decker
                                 Accounting Branch Chief